Exhibit 10.1(iii)

BOOKS AND RECORDS UNDER ADMINISTRATIVE SERVICES

AGREEMENT

This Books and Records Under Administrative Services Agreement (“Agreement”) is made effective as of 12:01 a.m. Eastern Standard Time, on the 28 day of May, 2015 (“Effective Date”) by and between Guggenheim Life and Annuity Company, a Delaware insurance company (“Guggenheim Life”), and Clear Spring Life Insurance Company, a Texas insurance company (“Clear Spring Life”).

WHEREAS, Clear Spring Life is a wholly owned subsidiary of Guggenheim Life, an admitted insurer in Texas.

WHEREAS, Clear Spring Life and Guggenheim Life are affiliated companies of an Insurance Company Holding System registered with the Texas Department of Insurance (the “Department”) under Tex. Ins. Code Chapter 823.

WHEREAS, Guggenheim Life and Clear Spring Life have entered into that certain Administrative Services Agreement effective upon approval or non-disapproval from the Department;

WHEREAS, pursuant to such Administrative Services Agreement, Guggenheim Life is providing various services, personnel, and facilities;

WHEREAS, in connection with such services, Clear Spring Life desires that its books and records be maintained by Guggenheim Life on its behalf in such facilities, which are located in Indianapolis, Indiana; and

WHEREAS, Guggenheim Life and Clear Spring Life agree that the maintenance of such records in Indianapolis is contemplated as within the functional services provided under the Administrative Services;

NOW, THEREFORE, in consideration of the premises and of the mutual promises set forth herein, and intending to be legally bound hereby, Guggenheim Life and Clear Spring Life agree as follows:

1.	Clear Spring Life authorizes Guggenheim Life, and Guggenheim agrees, to maintain all of the books, records, and accounts (the “Records”) of Clear Spring Life at the following address:

401 Pennsylvania Parkway, Suite 300, Indianapolis, IN 46280.

2.

The Department shall have the right to examine, at Clear Spring Life’s expense, the originals of the Records and the services performed by Guggenheim Life under this Agreement and the Administrative Services Agreement address listed above. Further, upon request by the Department, Guggenheim Life, on behalf of Clear Spring Life, will provide copies of the Records, in either electronic format or paper copy, at the direction of the Department. Clear Spring Life agrees to provide such Records within the time period(s) specified by the Department. Clear Spring Life and Guggenheim Life will fully cooperate with the Department during such examination.

3.

Clear Spring Life agrees to reimburse the Department reasonable travel, lodging and meal expenses for any representative or employees of the Department to be on the site at either the operating office of the Corporation located in Indianapolis, Indiana, to inspect and view and Records requested by the Department.

4.

Any and all Records of Clear Spring Life are and shall remain the property of Clear Spring Life and are subject to Clear Spring Life’s direct supervision, management, and control. All funds and invested assets of Clear Spring Life are the exclusive property of Clear Spring Life, held for its benefit, and are subject to the control of Clear Spring Life.

5.

Clear Spring Life will cause Guggenheim Life to maintain all Records for such periods as may be prescribed by Texas law and in compliance with Texas law regarding procedures for compiling and submitting lists and schedules of Records for destruction that are not needed in the transaction of the current business and are not required to determine the financial condition of Clear Spring Life since the date of its last examination report filed with the Department. Clear Spring Life shall maintain books and records in an adequate format and in accordance with applicable laws for determination of the services rendered to it under this Agreement, and any books and records maintained under or related to this Agreement shall be included in the Records.

6.	Clear Spring Life further agrees that summons or service of the process can be served on an officer or director of Clear Spring Life at 211 E. 7th Street, Suite 620, Austin, TX 78701.

7.

In providing services in aid of the foregoing, Guggenheim Life and Clear Spring Life shall comply with all the terms of the Administrative Services Agreement. Without limiting the foregoing, Guggenheim Life and any Subcontractor shall comply with all confidentiality and security obligations applicable to Clear Spring Life thereunder.

8.	As the foregoing services are contemplated as functional corporate services already compensated for under the Administrative Services Agreement, no additional compensation is required.

9.

The parties’ obligations hereunder shall commence on the Effective Date and continue during the term of this Agreement. This Agreement shall remain in effect until terminated (with or without cause) by either Guggenheim Life or Clear Spring Life upon giving thirty (30) days’ or more advance written notice to the other party.

10.

Notwithstanding the foregoing, Guggenheim Life shall have no automatic right to terminate the Agreement if Clear Spring Life is placed in receivership under Texas Insurance Code Chapter 443, and Guggenheim Life will continue to maintain any systems, programs, or other infrastructure under the Agreement notwithstanding a seizure by the commissioner under Texas Insurance Code Chapter 443, and will make them available to the receiver, for so long as Guggenheim Life continues to receive timely payment for services rendered. Further, if Clear Spring Life is placed in receivership or seized by the commissioner under Texas Insurance Code Chapter 443, all of the rights of Clear Spring under the Agreement extend, to the extent permitted by applicable law, to the receiver or commissioner, and all books and records will immediately be made available to the receiver or the commissioner, and must be turned over to the receiver or commissioner immediately upon the receiver or the commissioner’s request.

11.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

GUGGENHEIM LIFE AND ANNUITY COMPANY

By:	/s/ James D. Purvis
Name: James D. Purvis
Title: Chief Operating Officer and Treasurer

CLEAR SPRING LIFE INSURANCE COMPANY

By:	/s/ Daniel J. Towriss
Name: Daniel J. Towriss
Title: Chief Executive Officer and President

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